1 Contacts: Brian Lewbart 410.345.2242 Bill Benintende 410.345.3482 Heather McDonold 410.345.6617 Kylie Muratore 410.345.2533 T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2013 RESULTS Assets Under Management Increase to $617.4 Billion BALTIMORE (April 24, 2013) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its 2013 first quarter results, including net revenues of $815.7 million, net income of $241.9 million, and diluted earnings per common share of $.91. On a comparable basis, net revenues were $728.7 million, net income was $197.5 million, and diluted earnings per common share was $.75 in the first quarter of 2012. Investment advisory revenues for the first quarter of 2013 increased $79.9 million to $702.9 million from the comparable 2012 period, as average assets under management were up $70.7 billion, or 13%. Assets under management at March 31, 2013 totaled a record $617.4 billion, including $377.0 billion in T. Rowe Price mutual funds distributed in the United States, and $240.4 billion in other managed investment portfolios. Net cash inflows during the first quarter of 2013 of $3.3 billion and market appreciation and income of $37.3 billion increased assets under management $40.6 billion from $576.8 billion at December 31, 2012. The firm’s target-date retirement portfolios were the source of $3.8 billion of the firm's net cash flows in the first quarter of 2013, with assets under management at March 31, 2013 totaling $98.4 billion, including $88.1 billion in target-date retirement funds and $10.3 billion in target- date retirement trusts. From an investment performance standpoint, 73% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three- year period ended March 31, 2013, 81% outperformed for the five-year period, 80% outperformed for the 10-year period, and 66% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 76% of the firm’s rated funds’ assets under management. The firm’s target-date retirement funds continue to deliver very attractive long- term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2013.

2 Financial Highlights Investment advisory revenues earned in the first quarter of 2013 from the T. Rowe Price mutual funds distributed in the United States were $490.6 million, an increase of $64.7 million, or 15%, from the comparable 2012 quarter. Average mutual fund assets under management in the first quarter of 2013 were $364.8 billion, an increase of 17% from the average for the first quarter of 2012. Money market advisory fees voluntarily waived by the firm to maintain positive yields for fund investors in the first quarter of 2013 were $10.9 million, an increase of $2.1 million from the comparable 2012 quarter. The firm expects that it will continue to voluntarily waive such advisory fees for the remainder of the year. Mutual fund assets at March 31, 2013 were $377.0 billion, an increase of $30.1 billion from December 31, 2012. Net cash inflows for the first quarter of 2013 were $7.6 billion, including $5.2 billion into stock and blended asset funds, $2.5 billion into bond funds, and net outflows of $.1 billion from money market funds. Market appreciation and income added $22.5 billion in assets during the first quarter of 2013. Investment advisory revenues earned in the first quarter of 2013 on the other investment portfolios were $212.3 million, an increase of $15.2 million from the comparable 2012 quarter. Average assets under management increased $18.3 billion, or 8%, to $236.2 billion. Ending assets in these portfolios at March 31, 2013 were $240.4 billion, an increase of $10.5 billion from December 31, 2012. Market appreciation and income of $14.8 billion during the first quarter of 2013 was partially offset by net cash outflows of $4.3 billion. These net cash outflows were primarily from certain institutional clients outside the United States who changed their investment objectives. Investors domiciled outside the United States accounted for about 8.5% of the firm’s assets under management at March 31, 2013. Operating expenses were $443.1 million in the first quarter of 2013, up $30.6 million from the comparable 2012 quarter due primarily to increases in compensation and related costs, distribution and servicing costs, occupancy and facility costs and depreciation. The increase in compensation and related costs of $18.4 million is primarily attributable to higher salaries, an increase in the interim accrual for year-end bonus compensation, and an increase in temporary personnel to meet business demands. The firm has increased its average staff size by 3.2% from the first quarter of 2012, and employed 5,408 associates at March 31, 2013. Occupancy and facility costs, together with depreciation and amortization expense, were $54.5 million in the first quarter of 2013, up $5.3 million compared to the first quarter of 2012. The change includes the added costs incurred to expand our facilities around the world, as well as update our technology capabilities to meet increasing business demands.

3 Net non-operating investment income in the first quarter of 2013 increased $13.2 million from the 2012 quarter, primarily due to $11.4 million in gains realized from rebalancing our sponsored funds portfolio. The firm’s effective tax rate for the first quarter of 2013 of 38.1% is lower than the 38.4% effective tax rate for the full-year 2012 due to certain adjustments made in the 2013 quarter for prior year tax accruals. The firm estimates its effective tax rate for 2013 will be 38.3%. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of $2.5 billion. The firm currently expects total capital expenditures for property and equipment for 2013 to be approximately $125 million, which will be funded from operating resources. Management Commentary James A.C. Kennedy, the company's chief executive officer and president, commented: “U.S. equity markets started the year strongly, as enhanced confidence in the U.S. economy offset ongoing eurozone concerns and tighter U.S. fiscal policy. Non-U.S. developed equity markets were more subdued, while returns for U.S. bonds were generally flat amid the growing appetite for riskier assets. Overall, the aggregate market appreciation, combined with net cash inflows, boosted the firm's ending and quarterly average assets under management to record highs. “The U.S. corporate sector is performing well, with healthy balance sheets and profit margins, and solid earnings growth in a context of modest economic growth. Likewise, U.S. household finances are slowly improving, as is investor sentiment, although the inability of the federal government to deal effectively with its longer-term budget problems remains a continuing drag on the U.S. economic recovery. Continued monetary easing by central banks around the world has reduced downside tail risk, but geopolitics continues to dampen the pace of growth. Economic prospects in Europe remain especially precarious given that region’s struggles with austerity and its ongoing debt crisis. “Following a very strong start to the year, we would caution that the year-to-date pace of U.S. stock market gains is likely to be unsustainable. Even so, in this environment, stock valuations, while not as compelling as they have been, are still attractive relative to the long-term averages and to most fixed income alternatives. Although opportunities still exist in fixed income markets, risks have grown; consequently credit research and selectivity will continue to be critically important.”

4 Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2013 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at March 31, 2013. Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2012 Form 10-K report. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

5 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per-share amounts) Three months ended Revenues 3/31/2012 3/31/2013 Investment advisory fees $ 623.0 $ 702.9 Administrative fees 82.9 86.3 Distribution and servicing fees 22.2 26.2 Net revenue of savings bank subsidiary .6 .3 Net revenues 728.7 815.7 Operating expenses Compensation and related costs 260.7 279.1 Advertising and promotion 25.8 25.3 Distribution and servicing costs 22.2 26.2 Depreciation and amortization of property and equipment 19.1 21.5 Occupancy and facility costs 30.1 33.0 Other operating expenses 54.6 58.0 Total operating expenses 412.5 443.1 Net operating income 316.2 372.6 Non-operating investment income 5.1 18.3 Income before income taxes 321.3 390.9 Provision for income taxes 123.8 149.0 Net income $ 197.5 $ 241.9 Net income allocated to common stockholders Net income $ 197.5 $ 241.9 Less: net income allocated to outstanding restricted stock and stock unit holders (1.0) (1.8) Net income allocated to common stockholders $ 196.5 $ 240.1 Earnings per share on common stock Basic $ .78 $ .93 Diluted $ .75 $ .91 Dividends declared per share $ .34 $ .38 Weighted-average common shares Outstanding 253.1 256.9 Outstanding assuming dilution 261.0 264.9

Investment Advisory Revenues (in millions)	Three months ended	
	3/31/2012	3/31/2013
Sponsored mutual funds in the U.S.		
Stock and blended asset	$ 344.1	$ 398.9
Bond and money market	81.8	91.7
	425.9	490.6
Other portfolios		
Stock and blended asset	157.4	171.1
Bond, money market, and stable value	39.7	41.2
	197.1	212.3
Total	$ 623.0	$ 702.9

Assets Under Management (in billions)	Average during the first quarter		As of	
	2012	2013	12/31/2012	3/31/2013
Sponsored mutual funds in the U.S.				
Stock and blended asset	$ 232.1	$ 273.4	$ 256.9	$ 284.2
Bond and money market	80.3	91.4	90.0	92.8
	312.4	364.8	346.9	377.0
Other portfolios				
Stock and blended asset	156.0	171.0	164.2	175.4
Bond, money market, and stable value	61.9	65.2	65.7	65.0
	217.9	236.2	229.9	240.4
Total	$ 530.3	$ 601.0	$ 576.8	$ 617.4
Stock and blended asset portfolios			$ 421.1	$ 459.6
Fixed income portfolios			155.7	157.8
Total			$ 576.8	$ 617.4

Condensed Consolidated Cash Flows Information (in millions)	Three months ended	
	3/31/2012	3/31/2013
Cash provided by operating activities, including $23.7 of stock-based compensation in 2013	$ 265.8	$ 459.4
Cash used in investing activities, including ($22.8) for additions to property and equipment and ($10.0) for net sponsored fund investments in 2013	(9.3)	(31.6)
Cash used in financing activities, including dividends paid of ($98.7) in 2013	(50.9)	(21.0)
Net change in cash during the period	$ 205.6	$ 406.8

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2012	3/31/2013
Cash and cash equivalents	$ 879.1	$ 1,285.9
Accounts receivable and accrued revenue	353.9	364.6
Investments in sponsored funds	1,140.1	1,184.8
Property and equipment	561.0	563.0
Goodwill	665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets	603.0	546.6
Total assets	4,202.8	4,610.6
Total liabilities	356.7	503.6
Stockholders' equity, 259,257,000 common shares outstanding in 2013, including net unrealized holding gains of $158.0 in 2013	$ 3,846.1	$ 4,107.0

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